
May 23, 2024

Lina Liu
Chief Financial Officer
Yubo International Biotech Ltd
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China 100034

> **Re:  Yubo International Biotech Ltd**
> **Form 10-K filed April 12, 2024**
> **File No. 000-21320**

Dear Lina Liu:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Part I, Item 1. Business, page 1

1.  We note your disclosure on pages 1 through 3 that you are a U.S. holding company operating primarily through your wholly owned subsidiary, Platinum, which is not a Chinese operating company but a Cayman Islands holding company with operations in China through its subsidiaries and contractual arrangements with Yubo Beijing, the Chinese operating company. In future filings, please revise at the onset of Part I to disclose prominently that Yubo Beijing, your Chinese operating company, is a variable interest entity based in China and that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless.

2.  In future filings, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or

completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. We note your disclosure on page 16 relating to your auditor. In future filings, please prominently disclose in Part I the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

4. We note your disclosure on page 2 relating to the contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. In future filings, please revise Part I to include a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company and the WFOE with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

5. We note your disclosure on page 2 that Platinum, the Cayman Islands holding company, operates in China through its Hong Kong and PRC subsidiaries, including the WFOE and Yubo Beijing. You also disclose that the WFOE entered into a series of contractual arrangements with Yubo Beijing and its shareholders, allowing you to exercise effective control over Yubo Beijing. In future filings, please clarify whether the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and, if true, that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We note your disclosure on page 2 and F-6 that the WFOE is the primary beneficiary of the VIE. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

6. We note your disclosure on page 6 relating to the licenses and approvals Yubo Beijing has obtained for its operations in China to date. In future filings, please also disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities

Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

7. We note your diagram illustrating the company's cash flow on pages 34. In future filings, please revise Part I to provide a clear description of how cash is transferred through your organization. Disclose your intentions to settle amounts owed under the VIE agreements and describe any restrictions and limitations on your ability to settle amounts owed under the VIE agreements.

8. It appears that the consolidated VIE may constitute a material part of your consolidated financial statements. In future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required.  The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

9. In connection with the requested condensed consolidating schedule, in future filings, please also provide a roll-forward of the investment in subsidiaries and VIE line item in the parent's financial statements.

Item 1A. Risk Factors, page 7

10. We note your risk factor disclosure on page 10 relating to the risks arising from the legal system in China. In future filings, please revise to disclose in your summary of risk factors the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, expand your disclosure relating to the risks arising from the legal system in China to specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China

can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

11.    We note your disclosure on page 11 that the PRC government has "significant authority to exert influence on the China operations of an offshore holding company." Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, in future filings, please revise to provide additional disclosure of any material impact that intervention, influence, or control by the Chinese government has or may have on your business on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

12.    We note your disclosure on page 11 that "if a cybersecurity review is determined to apply to [you] in the future, [you] may be required to suspend [y]our operations or experience other distributions to [y]our operations." In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure in future filings to clarify the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

General

13.    In future filings, to the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to

enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services